

February 19, 2015

Via E-mail
Harold H. Montgomery
Chief Executive Officer and Secretary
Calpian, Inc.
500 North Akard Street
Suite 2850
Dallas, Texas 75201

      Re: **Calpian, Inc.**
                Form 10-K Transition Report for Fiscal Year Ended March 31, 2014
                Filed August 11, 2014
                Response dated January 30, 2015
                File No. 0-53997

Dear Mr. Montgomery:

We have reviewed your response dated January 30, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Transition Report for Fiscal Year Ended March 31, 2014

General

1.   Please note that when you file the pending amendment to Form 10-KT for the fiscal year ended March 31, 2014, the signatures and Section 302 and 906 certifications must be currently dated.

Consolidated Statements of Comprehensive Loss, page 28

2.   We reviewed your response to comment 1. We note your disclosure on page 53 of the draft Form 10-K/A that subscribed stock represents fully paid and irrevocable shares of common stock for which shares have not been issued due to administrative delays.

Please refer to ASC 260-10-55-23 and tell us why subscribed stock is not included in basic and diluted weighted average shares outstanding.

Consolidated Statements of Cash Flows, page 29

3.   We reviewed your response to comment 4. However, it does not appear that the revisions to the statements of cash flows described in your response were made in the draft Form 10-K/A. Please advise.

Notes to Consolidated Financial Statements, page 33

3 – Business Acquisitions, page 37

Money-on-Mobile, page 37

4.   We reviewed your responses to comments 8 and 9. Please refer to ASC 805 and address the following:

• Provide disclosure in the notes to the financial statements similar to the information provided in your response regarding the acquisition-date fair value of the cash and common stock consideration transferred at each stage of the step acquisition. Please also include the consideration transferred on January 6, 2014 when you obtained a majority interest in DPPL.

• Provide us with a reconciliation of the cash and common stock consideration transferred during the fiscal years ended March 31, 2014 and 2013 and three months ended March 31, 2014 and 2013 per your response to the Statements of Cash Flows and the Statements of Shareholders' Equity, as the amounts do not appear to agree.

• Disclose how you arrived at the total amount of purchase consideration to be allocated to assets acquired and liabilities assumed. Please note this amount should be based on the fair value of your equity interest held just prior to obtaining control plus the fair value of the consideration transferred on the date you obtained control. Please also revise your tabular disclosure regarding the net assets acquired to include the fair value of the non-controlling interest at the acquisition date as this amount is required to be included in the allocation of fair value to the net assets of the business.

• Disclose the valuation technique(s) used to measure the fair value of the equity interest in DPPL immediately before the business combination, as well as information that enables users of your financial statements to assess the inputs used to develop the fair value measurement.

- Disclose the valuation techniques and significant inputs used to measure the preliminary value of the non-controlling interest recorded in connection with the business combination.

- In considering the reasonableness of the valuations, we note you valued your 49.9% equity interest just prior to the acquisition at $15.3 million, whereas the non-controlling interest of 43.8% was valued at $7.5 million at the acquisition date. Please explain in a reasonable amount of detail the disparity in fair value on a per-share basis between these interests.

- Disclose a qualitative description of the factors that make up the goodwill recognized. The disclosure should elaborate on the limited description provided in your correspondence.

5. We reviewed your response to comment 10. We understand you intend to file the financial statements and related pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X with respect to your acquisition of DPPL by February 20, 2015. In doing so, please note that pro forma financial statements should be provided as of and for the year ended March 31, 2013 and as of and for the six months ended September 30, 2013, but not as of and for the year ended March 31, 2014. Also, we note that you intend to provide separate financial statements for DPPL and MMPL. If so, each of these entities should be shown in a separate column in the pro forma financial statements along with their individual pro forma effects. In addition, based on the draft pro forma financial statements provided as Exhibits 3 and 4 to your correspondence dated January 30, 2015, it appears that substantive revisions to the pro forma financial statements may be necessary. For example, it is unclear to us why you include pro forma adjustment number (10) to the pro forma statement of income for the year ending March 31, 2013 and the six months ending September 30, 2013. It is also unclear to us why you include pro forma adjustment number (5) to accumulated deficit and the basis therefor and how you arrived at the pro forma combined non-controlling interest as of March 31, 2013 and September 30, 2013. We may have additional comments once the financial statements and related pro forma financial information are filed.

6. We reviewed your response to comment 11. Please address the following additional comments:

- Tell us in more detail how you concluded that MMPL, by design, and because of the way it is structured, does not have sufficient equity investment at risk to permit MMPL to finance its activities without additional subordinated financial support. Please refer to ASC 810-10-15-14.a as well as paragraphs 810-10-25-45 through 25-47 which discuss the amount of the total equity at risk that is necessary to permit a legal entity to finance its activities without additional subordinated financial support.

- Tell us the rights and obligations of MMPL's preference and common equity shareholders, including voting rights and how the shareholders participate in earnings and losses. Tell us whether MMPL has a governing board with the ability to make decisions that affect MMPL's activities.

- Provide us with copies of and file the service and license agreements as exhibits to the filing. Also, provide us with a summary of the significant contractual provisions of the agreements between DPPL and MMPL, including the term of the agreements and their renewal provisions and how the contractual provisions grant you the power to direct significant activities and the right to economic returns. In addition, include a summary of the provisions which prohibit MMPL from selling or otherwise disposing of any assets without DPPL's consent and which transfer all MMPL employees to DPPL, as stated in your correspondence to us dated October 10, 2014.

- Your response to comment 10 indicates that DPPL does not prepare consolidated financial statements that include MMPL. Please tell us the consolidation requirements under Indian GAAP and compare and contrast those requirements to the consolidation guidance under U.S. GAAP. Tell us in detail why DPPL is not required to consolidate MMPL in its financial statements prepared under Indian GAAP.

7. Please provide the disclosures required by ASC 805-10-50, including the following:

- The significant judgments and assumptions made in determining whether to consolidate MMPL;

- The nature of restrictions on the assets of MMPL, including the carrying amounts of such assets;

- The nature of the risks associated with your involvement with MMPL;

- The carrying amount and classification of MMPLs assets and liabilities in your consolidated balance sheet;

- Lack of recourse if creditors of MMPL have no recourse to your general credit; and

- Terms of arrangements that could require you to provide financial support to MMPL, including events or circumstances that could expose you to loss.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief